SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, July 2007
Commission File Number 000-29898
Research In Motion Limited

(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F ☐     Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1	Management’s Discussion and Analysis for the Three Months Ended June 2, 2007

2	Consolidated Financial Statements for the Three Months Ended June 2, 2007

3	Canadian Forms 52-109F2 — Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 2, 2007
July 10, 2007
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three months ended June 2, 2007 and the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended March 3, 2007. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.
RIM has prepared the MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. This MD&A provides information for the three months ended June 2, 2007 and up to and including July 10, 2007.
Additional information about the Company, including the Company’s Annual Information Form, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Special Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:
•	the Company’s plans and expectations with respect to matters relating to its historical stock option granting practices, including regulatory investigations and litigation in connection therewith;

•	the Company’s expectations regarding the average selling price (“ASP”) of its BlackBerry devices;

•	the Company’s estimates regarding revenue sensitivity for the effect of a change in ASP;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F (copies of such filings may be obtained at www.sedar.com and www.sec.gov):
•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	risks related to RIM’s internal review of its stock option granting practices, the restatement of its previously filed financial statements as a result of the review, and regulatory investigations or litigation relating to those matters;

•	RIM’s ability to enhance current products and develop new products;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;

•	RIM’s dependence on its carrier partners to grow its BlackBerry subscriber account base;

•	RIM’s dependence on a limited number of significant customers;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or that RIM may be required to reduce its prices to compete effectively;

•	the continued quality and reliability of RIM’s products;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	risks associated with acquisitions, investments and other business initiatives;

•	risks associated with RIM’s expanding foreign operations;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	reliance on third-party network infrastructure developers and software platform vendors;

•	foreign exchange risks;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	risks associated with short product life cycles;

•	government regulation of wireless spectrum and radio frequencies;

•	restrictions on import of RIM’s products in certain countries due to encryption of the products;

•	the costs and burdens of compliance with new government regulations;

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
•	continued use and expansion of the Internet;

•	regulation, certification and health risks and risks relating to the misuse of RIM’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations; and

•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base.
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, software development tools, and other hardware and software. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.
Sources of Revenue
RIM’s primary revenue stream is its BlackBerry wireless platform, which includes sales of wireless devices, software and service. The BlackBerry wireless platform provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, Lotus Notes®, Novell® GroupWise®, MSN®/Hotmail, Yahoo! Mail®, POP3/ISP email and others.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (PIM) including contact, calendar, tasks and memo functionality, which can synchronize with the user’s desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month with substantially all service fees having no

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
regard to the amount of data traffic the subscriber account passes over the BlackBerry architecture. If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier’s responsibility to report changes to the subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless platform is the software that is installed on corporate servers. Software revenues include fees from (i) licensing RIM’s BlackBerry Enterprise Server™ (“BES”) software; (ii) client access licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
RIM also offers the BlackBerry Connect™ and BlackBerry Built-In™ Licensing Programs, which enable leading device manufacturers to equip their handsets with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. BlackBerry Built-In technology enables leading manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting “push”-based BlackBerry wireless services.
Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services (“NRE”).
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee. There have been no material changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended March 3, 2007 other than the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) in the first quarter of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold of more likely than not to be sustained upon examination. In addition, FIN 48 provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure and transitions. See Note 10 — “Income Taxes” in the Consolidated Financial Statements for additional information.
RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
Overview
As discussed in greater detail under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” in the MD&A for the fiscal year ended March 3, 2007 and Note 4 to the audited consolidated financial statements of the Company for the fiscal year ended March 3, 2007, the Company restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the “Restatement”), to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The Restatement did not result in a change in the Company’s previously reported revenues, total cash and cash equivalents or net cash provided from operating activities.
The Restatement is the result of a voluntary internal review (the “Review”) by the Company of its stock option granting practices, which was commenced under the direction of the Audit Committee of the Company’s Board of Directors, at the initiative of Dennis Kavelman, the Company’s former Chief Financial Officer (now the Company’s Chief Operating Officer — Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the “Special Committee”). The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. The Special Committee also reviewed stock based awards granted prior to the adoption of the Stock Option Plan.
The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, which also

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules. The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company’s stock option grant program.
Each of the SEC, the OSC and the office of the United States Attorney for the Southern District of New York (the “USAO”) has commenced investigations in connection with the Company’s stock option granting practices. The Company intends to continue to cooperate with each of these agencies.
Actions Taken as a Result of the Review
As previously disclosed, the Board of Directors, based on the recommendations of the Special Committee, has implemented, or are in the process of implementing, a number of measures in response to the findings of the Special Committee, including measures that are designed to enhance the oversight and corporate governance of the Company and to strengthen the Company’s control over its stock option granting process in particular. These measures include:
•	Benefits from Option Grants — All directors and each of RIM’s co-Chief Executive Officers and Chief Operating Officers agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to reprice unexercised options that were incorrectly priced. All vice-presidents of the Company were asked to agree to similar treatment for their options that have dating issues, where those options were granted after the employee’s commencement of employment and in the employee’s capacity as vice presidents. As of the date hereof, 89% of the stock options held by directors and C-level officers and vice-presidents that are subject to such repricing have been repriced, and the Company has received $1.0 million in restitution payments from its directors and C-level officers and vice-presidents (representing 13% of anticipated restitution payments from such individuals). The process is ongoing.

•	Changes to the Company’s Stock Option Granting Practices — In December 2006, the Board of Directors adopted an interim option granting process, whereby all stock options (including stock options for new hires during a fiscal quarter) would be issued and priced quarterly and approved by the Compensation Committee or the Board of Directors. In June 2007, the Board of Directors approved a formal policy on granting equity awards, the details of which are described in the Company’s Management Information Circular, dated June 14, 2007 (the “Management Information Circular”), a copy of which can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

•	Changes to the Company’s Board of Directors, Board Committees and Organizational Structure In accordance with the Special Committee’s recommendations and other considerations, the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
Board of Directors has established a new Oversight Committee, separated the roles of Chairman and CEO, implemented other changes to the Company’s Board, Audit Committee, Compensation Committee, and Nominating Committee, and has changed various management roles. In addition to Ms. Barbara Stymiest and Mr. John Wetmore, who became directors of the Company in March 2007, Mr. David Kerr and Mr. Roger Martin have been nominated for election as directors of the Company. Each of the new directors and nominees are “independent” within the meaning of applicable securities laws and stock exchange rules. Mr. Douglas Fregin has advised the Board that he will not be standing for re-election at the upcoming annual general meeting of the Company. As previously disclosed, Mr. Kendall Cork and Dr. Douglas Wright have advised the Board that they would not stand for re-election at the upcoming annual general meeting of the Company and tendered their resignations from all committees of the Board. They have each been appointed to the honorary position of Director Emeritus of the Board effective July 17, 2007 in recognition of their substantial contributions to the Company over many years. As described in further detail in the Management Information Circular, in June 2006, the Board amended the Stock Option Plan to provide that options held by directors of the Company will not terminate upon a director ceasing to be a director of the Company if such person is appointed as a Director Emeritus of the Board. Had this amendment not been made, unvested options held by Mr. Cork and Dr. Wright (the majority of which were scheduled to vest on August 14, 2007) would have terminated upon each of them ceasing to be a director of the Company. In recognition of Mr. Cork’s and Dr. Wright’s substantial contributions to the Company over many years, the Board determined that such amendment to the Stock Option Plan was appropriate. As a result of the amendment, the Company will be required to recognize an additional compensation expense in the second quarter of fiscal 2008, which amount cannot be determined until July 17, 2007. Based on the current fair value of the Company’s common shares on the date hereof, the estimated additional compensation expense would be approximately $3 million.

•	Other Changes - The Company is in the process of establishing an internal audit department, the head of which will report directly to the chair of the Audit Committee. Additionally, the Company is enhancing its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions to be filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will be responsible for administering RIM’s stock option granting program. A candidate selection process is underway to fill these positions.
Review Costs
Included in the Company’s selling, marketing and administrative expenses in fiscal 2007 and for the first quarter of fiscal 2008 are legal, accounting and other professional costs incurred by the Company as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and the regulatory investigations and litigation related thereto.
Mr. Balsillie and Mr. Lazaridis have voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing up to CAD $10 million (up to CAD $5 million each) of those costs. The Company has agreed to accept this voluntary payment,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
which is expected to be recorded in fiscal 2008. The amounts will be recorded when received as an increase to paid-in capital.
Risks Related to the Company’s Historical Stock Option Granting Practices
As a result of the events described above, the Company has become subject to the following significant risks, each of which could have a material adverse effect on the Company’s business, financial condition and results of operations:
•	The Company’s stock option granting practices are subject to ongoing investigations by the SEC, the OSC and the USAO. The investigations and requests for information have required significant management attention and resources. The period of time necessary to resolve the investigations or to adequately respond to requests for information is uncertain, and these matters could require significant additional attention and resources that could otherwise be devoted to the operation of the Company’s business. At this time, the Company cannot predict what, if any, regulatory or other action may result from the investigations or inquiries. If the securities regulators or the USAO determine that a violation of securities or other laws has occurred, the Company or its officers and directors could be subject to civil or criminal penalties or other remedies. For example, the Company or its officers could be required to pay substantial damages, fines or other penalties, the regulators could seek an injunction against the Company or seek to ban an officer or director of the Company from acting as such, or the USAO could seek to impose criminal sanctions against the Company or its officers or directors if it determines that there was an intent to violate securities or other laws, any of which actions could have a material adverse effect on the Company. There can be no assurance that other regulatory agencies in the United States, Canada or elsewhere will not make inquiries about, or commence investigations into, matters relating to the Company’s stock option practices.

•	As previously disclosed, the Company has been served with an application filed by a shareholder in Ontario, Canada, which, among other things, seeks permission of the Ontario court to commence a shareholder derivative action purportedly on behalf of the Company against certain of the Company’s directors and officers relating to the Company’s historical option granting practices, and also makes certain demands with respect to the conduct and scope of the Review. Additional lawsuits, including purported class actions and additional derivative actions, may be filed relating to the Company’s stock option granting practices. The amount of time to resolve any such lawsuits is unpredictable, and defending against such lawsuits could require significant additional attention and resources that could otherwise be devoted to the operation of the Company’s business. In addition, an unfavorable outcome in any such litigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

•	The Company’s insurance coverage may not cover its total liabilities in connection with any litigation relating to its stock option granting practices. In addition, the Company has indemnity obligations (including for legal expenses) for former and current directors, officers and employees, which are described in greater detail in the Management Information Circular. If the coverage under the Company’s insurance policies is not available for all of these matters, the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
Company may have to self-fund the indemnification amounts owed to such directors and officers.

•	As noted above, in connection with the Restatement, the Company has applied judgment in choosing whether to revise measurement dates for prior stock option grants. While the Company believes it has made appropriate judgments in determining the correct measurement dates for its stock option grants in connection with the Restatement, the issues surrounding past stock option grants and financial statement restatements are complex and guidance in these areas may continue to evolve. If new guidance imposes additional or different requirements or if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact, there is a risk the Company may have to further restate its prior financial statements, amend its filings with the SEC or the OSC (including the Consolidated Financial Statements and this MD&A for the first quarter of fiscal 2008), or take other actions not currently contemplated. Additionally, if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact of past option grants, there could be delays in subsequent filings with the SEC or the OSC.

•	The Company may face challenges in hiring and retaining qualified personnel due to the Restatement, the regulatory investigations and contact with the USAO and, in the case of certain of its officers, the repricing of stock options held by such officers and the repayment of any benefits, including by officers of the Company that were not involved in the stock option granting process. The loss of the services of any of the Company’s key employees could have a material adverse effect on its business and growth prospects. In addition, the Company may receive claims by employees who may be subject to adverse tax consequences as a result of errors in connection with stock option grants.
Impact of the Restatement on the First Quarter of Fiscal 2007
The following tables set forth the effects of the Restatement on the Company’s consolidated statements of operations for the three months ended June 3, 2006, and the effect on the Company’s net cash provided by operating activities within the consolidated statements of cash flows for the same period. Cash flows from financing and investing activities were not affected by the Restatement.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
Consolidated Statements of Operations

	For the Three Months Ended June 3, 2006
	As Previously	Restatement
	Reported	Adjustments	As Restated
	(in thousands, except for per share amounts)

Revenue	$613,116	$—	$613,116

Cost of sales	275,269	119	275,388

Gross margin	337,847	(119)	337,728

Expenses

Research and development	51,518	304	51,822
Selling, marketing and administration	107,255	703	107,958
Amortization	16,071	—	16,071

	174,844	1,007	175,851

Income from operations	163,003	(1,126)	161,877

Investment income	12,051	—	12,051

Income before income taxes	175,054	(1,126)	173,928

Provision for income taxes
Current	11,255	(2,021)	9,234
Deferred	34,026	1,824	35,850

	45,281	(197)	45,084

Net income	$129,773	$(929)	$128,844

Earnings per share

Basic	$0.70	$(0.01)	$0.69

Diluted	$0.68	$(0.01)	$0.67

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
Cash flows from operating activities

	Three Months ended June 3, 2006
	As Previously	Restatement
	Reported	Adjustments	As Restated

Net income	$129,773	$(929)	$128,844

Items not requiring an outlay of cash:

Amortization	26,809	—	26,809
Deferred income taxes	31,430	1,775	33,205
Share-based compensation	4,520	464	4,984
Other	(913)	—	(913)
Net changes in working capital items	(92,591)	(1,310)	(93,901)

	$99,028	$—	$99,028

Summary Results of Operations — First Quarter of Fiscal 2008 Compared to the First Quarter of Fiscal 2007
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, as well as unaudited consolidated balance sheet data, which is expressed in thousands of dollars, as at June 2, 2007 and June 3, 2006:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007

	As at and for the Three Months Ended
					Change
			June 3, 2006		Q1 Fiscal
	June 2, 2007		(as restated) (1)		2008/2007
	(in thousands, except for per share amounts)
Revenue	$1,081,911	100.0%	$613,116	100.0%	$468,795
Cost of sales	521,841	48.2%	275,388	44.9%	246,453

Gross margin	560,070	51.8%	337,728	55.1%	222,342

Expenses
Research and development	74,934	6.9%	51,822	8.5%	23,112
Selling, marketing and administration	177,483	16.4%	107,958	17.6%	69,525
Amortization	23,795	2.2%	16,071	2.6%	7,724

	276,212	25.5%	175,851	28.7%	100,361

Income from operations	283,858	26.2%	161,877	26.4%	121,981
Investment income	16,447	1.5%	12,051	2.0%	4,396

Income before income taxes	300,305	27.8%	173,928	28.4%	126,377
Provision for income taxes	77,085	7.1%	45,084	7.4%	32,001

Net income	$223,220	20.6%	$128,844	21.0%	$94,376

Earnings per share
Basic	$1.20		$0.69		$0.51

Diluted	$1.17		$0.67		$0.50

Weighted-average number of shares outstanding (000’s)
Basic	185,951		186,282
Diluted	190,354		192,026

Total assets	$3,515,516		$2,439,209		$1,076,307
Total liabilities	$775,936		$297,067		$478,869
Total long-term liabilities	$79,154		$33,745		$45,409
Shareholders’ equity	$2,739,580		$2,142,142		$597,438

Notes:

(1)	See “Restatement of Previously Issued Financial Statements” and note 3 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
Executive Summary
Revenue for the first quarter of fiscal 2008 was $1.08 billion, an increase of $468.8 million, or 76.5%, from $613.1 million in the first quarter of fiscal 2007. The number of BlackBerry devices sold increased by 1,205,000, or 99.5%, to approximately 2,416,000 in the first quarter of fiscal 2008, compared to approximately 1,211,000 during the first quarter of fiscal 2007. Device revenue increased by $391.1 million, or 90.3%, to $824.1 million, reflecting the higher number of devices sold. Service revenue increased by $56.5 million to $173.6 million, reflecting the Company’s increase in BlackBerry subscriber accounts since the first quarter of fiscal 2007. Software revenue increased by $11.9 million to $54.5 million in the first quarter of fiscal 2008.
The Company’s net income increased by $94.4 million to $223.2 million, or $1.20 basic earnings per share (“basic EPS”) and $1.17 diluted earnings per share (“diluted EPS”), in the first quarter of fiscal 2008, compared to net income of $128.8 million, or $0.69 basic EPS and $0.67 diluted EPS, in the first quarter of fiscal 2007. The $94.4 million increase in net income in the first quarter of fiscal 2008 primarily reflects an increase in gross margin in the amount of $222.3 million, which was partially offset by an increase of $92.6 million in the Company’s research and development expenses and sales and marketing programs.
A more comprehensive analysis of these factors is contained in “Results of Operations”.
Selected Quarterly Financial Data
The following tables set forth RIM’s restated unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended June 2, 2007. The Company has restated its consolidated balance sheet as of March 4, 2006, and its consolidated statement of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for prior years. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007

	Fiscal Year 2008	Fiscal Year 2007				Fiscal Year 2006
	First	Fourth	Third	Second	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
					(as restated) (1)
		(in thousands, except per share data)

Revenue	$1,081,911	$930,393	$835,053	$658,541	$613,116	$561,219	$560,596	$490,082
Gross margin	$560,070	$497,358	$452,631	$370,085	$337,728	$308,511	$312,669	$268,954

Research and development, Selling, marketing and administration, and Amortization	276,212	256,454	228,087	190,582	175,851	152,991	139,110	122,268
Litigation (2)	—	—	—	—	—	162,500	26,176	6,640
Investment income	(16,447)	(14,794)	(12,666)	(12,606)	(12,051)	(19,219)	(17,483)	(15,700)

Income before income taxes	300,305	255,698	237,210	192,109	173,928	12,239	164,866	155,746

Provision for (recovery of) income taxes (3)	77,085	68,314	62,018	51,957	45,084	(3,356)	46,059	46,459

Net income	$223,220	$187,384	$175,192	$140,152	$128,844	$15,595	$118,807	$109,287

Earnings per share
Basic	$1.20	$1.01	$0.95	$0.76	$0.69	$0.08	$0.63	$0.57

Diluted	$1.17	$0.98	$0.92	$0.74	$0.67	$0.08	$0.60	$0.55

Research and development	$74,934	$67,321	$61,184	$55,846	$51,822	$44,322	$41,799	$37,889
Selling, marketing and administration	177,483	167,112	146,569	116,283	107,958	93,347	84,514	72,830
Amortization	23,795	22,021	20,334	18,453	16,071	15,322	12,797	11,549

	$276,212	$256,454	$228,087	$190,582	$175,851	$152,991	$139,110	$122,268

Notes:

(1)	See “Restatement of Previously Issued Financial Statements” and note 3 to the Consolidated Financial Statements.

(2)	See “Critical Accounting Policies and Estimates — Litigation” in the Company’s annual MD&A for the fiscal year ended March 3, 2007.

(3)	See “Results of Operations — Income Taxes” and note 10 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
Results of Operations
Three months ended June 2, 2007 compared to the three months ended June 3, 2006
The consolidated statement of operations information below for the three months ended June 3, 2006 has been restated. See “Restatement of Previously Issued Financial Statements” and note 3 to the Consolidated Financial Statements.
Revenue
Revenue for the first quarter of fiscal 2008 was $1.08 billion, an increase of $468.8 million, or 76.5%, from $613.1 million in the first quarter of fiscal 2007.
A comparative breakdown of the significant revenue streams is set forth in the following table:

					Change — Fiscal
	Q1 Fiscal 2008		Q1 Fiscal 2007		2008/2007
Number of devices sold	2,416,000		1,211,000		1,205,000	99.5%

ASP	$341		$357		$(16)	(4.5%)

Revenues
Devices	$824,053	76.2%	$432,947	70.6%	$391,106	90.3%
Service	173,585	16.0%	117,088	19.1%	56,497	48.3%
Software	54,467	5.0%	42,539	6.9%	11,928	28.0%
Other	29,806	2.8%	20,542	3.4%	9,264	45.1%

	$1,081,911	100.0%	$613,116	100.0%	$468,795	76.5%

Device revenue increased by $391.1 million, or 90.3%, to $824.1 million, or 76.2% of consolidated revenue, in the first quarter of fiscal 2008 compared to $432.9 million, or 70.6% of consolidated revenue in the first quarter of fiscal 2007. This increase in device revenue over the prior year’s period is attributable to the volume increase of 1,205,000 devices, or 99.5%, to approximately 2,416,000 devices sold in the first quarter of fiscal 2008, compared to approximately 1,211,000 devices sold in the first quarter of fiscal 2007. The increase in device shipments in the first quarter of fiscal 2008 when compared to the fourth quarter of fiscal 2007 shipments of approximately 2,029,000 primarily reflects the impact of new product launches in the quarter. ASP decreased to $341 in the first quarter of fiscal 2008 from $357 in the first quarter of fiscal 2007 due primarily to a change in BlackBerry device mix. As RIM expands its market focus into the consumer market and as the technology continues to mature, the Company expects the ASP to continue to decline. ASP is dependant on projected future sales volumes, device mix, new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
The Company estimates that a $10 or 2.9% change in overall ASP would result in a quarterly revenue change of approximately $24 million, based upon the Company’s volume of devices shipped in the first quarter of fiscal 2008.
Service revenue increased $56.5 million, or 48.3%, to $173.6 million and comprised 16.0% of consolidated revenue in the first quarter of fiscal 2008, compared to $117.1 million, or 19.1% of consolidated revenue in the first quarter of fiscal 2007. BlackBerry subscriber account additions increased by approximately net 1.2 million to approximately 9 million subscriber accounts as at June 2, 2007 with approximately 28% of RIM’s subscriber account base being outside of North America, compared to an increase of approximately net 680,000 during the first quarter of fiscal 2007 to approximately 5.5 million subscriber accounts as at June 3, 2006. The increase in subscriber accounts in the first quarter of fiscal 2008 when compared to the fourth quarter of fiscal 2007 additions of approximately net 1.0 million primarily reflects the impact of the new product launches noted above.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $11.9 million to $54.5 million and comprised 5.0% of consolidated revenue in the first quarter of fiscal 2008, compared to $42.5 million, or 6.9% of consolidated revenue, in the first quarter of fiscal 2007.
Other revenue, which includes accessories, non-warranty repairs and NRE, increased by $9.3 million to $29.8 million in the first quarter of fiscal 2008 compared to $20.5 million in the first quarter of fiscal 2007. The majority of the increase was attributable to increases in accessories and non-warranty repair revenues.
Gross Margin
Gross margin increased by $222.4 million, or 65.8%, to $560.1 million, or 51.8% of revenue, in the first quarter of fiscal 2008, compared to $337.7 million, or 55.1% of revenue, in the same period of the previous fiscal year. The 3.3% decline in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 76.2% of the total revenue mix in the first quarter of fiscal 2008 compared to 70.6% in the first quarter of fiscal 2007, as well as changes in the BlackBerry device mix. Gross margin percentage for devices are generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended June 2, 2007 compared to the quarter ended March 3, 2007 and the quarter ended June 3, 2006. The Company believes it is meaningful to

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
provide a comparison between the first quarter of fiscal 2008 and the fourth quarter of fiscal 2007 given the quarterly increases in revenue realized by the Company during fiscal 2008 and 2007.

	Three Month Fiscal Periods Ended
					June 3, 2006
	June 2, 2007		March 3, 2007		(as restated)
	$	% of Revenue	$	% of Revenue	$	% of Revenue

Revenue	$1,081,911		$930,393		$613,116

Research and development	$74,934	6.9%	$67,321	7.2%	$51,822	8.5%
Selling, marketing and administration	177,483	16.4%	167,112	18.0%	107,958	17.6%
Amortization	23,795	2.2%	22,021	2.4%	16,071	2.6%

	$276,212	25.5%	$256,454	27.6%	$175,851	28.7%

Research and Development
Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology infrastructure support and travel.
Research and development expenditures increased by $23.1 million to $74.9 million, or 6.9% of revenue, in the quarter ended June 2, 2007 compared to $51.8 million, or 8.5% of revenue, in the first quarter of fiscal 2007. The majority of the increases during the first quarter of fiscal 2008 compared to the first quarter of fiscal 2007 were attributable to salaries and benefits, new product development costs, travel and office expenses, as well as related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, external advisory fees, related information technology and office infrastructure support, recruiting and foreign exchange gain or loss.
Selling, marketing and administrative expenses increased by $69.5 million to $177.5 million, or 16.4% of revenue, for the first quarter of fiscal 2008 compared to $108.0 million, or 17.6% of revenue for the comparable period in fiscal 2007. The net increase of $69.5 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefit expense primarily as a result of increased personnel as well as external advisory fees. Other increases were attributable to travel and office expenses as well as related staffing infrastructure costs. The increase also includes legal, accounting and other professional costs incurred by the Company in the first quarter of fiscal 2008 as well as other costs incurred by the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
Company under indemnity agreements in favour of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and related matters.
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $7.7 million to $23.8 million for the first quarter of fiscal 2008 compared to $16.1 million for the comparable period in fiscal 2007. The increased amortization expense primarily reflects the impact of amortization expense with respect to capital and certain intangible asset expenditures incurred primarily during the last three quarters of fiscal 2007.
Investment Income
Investment income increased by $4.3 million to $16.4 million in the first quarter of fiscal 2008 from $12.1 million in the comparable period of fiscal 2007. The increase reflects the increase in cash, cash equivalents, short-term investments and investments when compared to the prior year’s quarter as well as improved interest rate yields.
Income Taxes
For the first quarter of fiscal 2008, the Company’s income tax expense was $77.1 million resulting in an effective tax rate of 25.7% compared to an income tax expense of $45.1 million or an effective tax rate of 25.9% for the same period last year.
The Company’s first quarter effective tax rate was favorably impacted primarily due to the significant depreciation of the U.S. dollar relative to the Canadian dollar in the quarter. The foreign exchange impact was a result of U.S. denominated net assets, and the related timing of these transactions, held by Canadian entities that are subject to tax in Canadian dollars.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
The Company’s net income increased by $94.4 million to $223.2 million, or $1.20 basic EPS and $1.17 diluted EPS, in the first quarter of fiscal 2008, compared to $128.8 million, or $0.69 basic EPS and $0.67 diluted EPS, in the first quarter of fiscal 2007. The $94.4 million increase in net income in the first quarter of fiscal 2008 reflects primarily an increase in gross margin in the amount of $222.3 million, which was partially offset by an increase of $92.6 million in the Company’s research and development expenses and sales and marketing programs.
The weighted average number of shares outstanding was 186.0 million common shares for basic EPS and 190.4 million common shares for diluted EPS for the quarter ended June 2, 2007 compared to 186.3

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
million common shares for basic EPS and 192.0 million common shares for diluted EPS for the comparable period last year.
Common Shares Outstanding
On June 28, 2007, there were 186.0 million voting common shares, 6.3 million options to purchase voting common shares and no Restricted Share Units outstanding.
Stock Split
On June 28, 2007, the Company announced that its Board of Directors approved a three-for-one stock split of the Company’s outstanding common shares. The stock split will be implemented by way of a stock dividend. Shareholders will receive two common shares of the Company for each common share held. The stock dividend will be payable on August 20, 2007 to common shareholders of record at the close of business on August 17, 2007. The total number of common shares outstanding as at June 28, 2007 was 186 million. Adjusting for the stock split, the total number of common shares outstanding will be 558 million.
Liquidity and Capital Resources
Cash and cash equivalents, short-term investments and investments increased by $149.9 million to $1.56 billion as at June 2, 2007 from $1.41 billion as at March 3, 2007. The majority of the Company’s cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at June 2, 2007.
A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

	As at
			Change — Fiscal
	June 2, 2007	March 3, 2007	2008/2007

Cash and cash equivalents	$712,244	$677,144	$35,100
Short-term investments	456,372	310,082	146,290
Investments	394,138	425,652	(31,514)

Cash, cash equivalents, short-term investments and investments	$1,562,754	$1,412,878	$149,876

Three months ended June 2, 2007 compared to the three months ended June 3, 2006
Operating Activities
Cash flow provided by operating activities was $225.3 million in the first quarter of fiscal 2008, compared to cash flow provided by operating activities of $99.0 million in the first quarter of the preceding fiscal

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
year, representing an increase of $126.3 million. The table below summarizes the key components of this net increase.

	Three Months Ended
		June 3, 2006	Change — Fiscal
	June 2, 2007	(as restated)	2008/2007

Net income	$223,220	$128,844	$94,376
Amortization	37,716	26,809	10,907
Deferred income taxes	(48,795)	33,205	(82,000)
Share-based compensation	5,300	4,984	316
Changes in:
Trade receivables	(145,720)	(78,279)	(67,441)
Other receivables	(17,386)	217	(17,603)
Inventory	(2,748)	232	(2,980)
Accounts payable	59,675	(4,002)	63,677
Accrued liabilities	76,764	836	75,928
All other	37,272	(13,818)	51,090

Cash provided from operating activities	$225,298	$99,028	$126,270

Financing Activities
Cash flow provided by financing activities was $5.1 million for the first quarter of fiscal 2008 compared to cash flow provided by financing activities of $10.3 in the fiscal 2007 comparable period, both primarily attributable to proceeds from the exercise of employee stock options.
Investing Activities
Cash flow used in investing activities was $193.0 million for the first quarter of fiscal 2008 and included capital asset additions of $66.8 million and intangible asset additions of $9.7 million as well as transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisitions in the amount of $116.5. For the first quarter of the prior fiscal year, cash flow used in investing activities was $13.0 million and included capital asset additions of $44.0 million, intangible asset additions of $22.1 and business acquisition in the amount of $38.9 million offset by transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisition in the amount of $92.0 million.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at June 2, 2007:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007

		Less than	One to	Four to	Greater than
	Total	One Year	Three Years	Five Years	Five Years

Long-term debt	$7,199	$304	$6,895	$—	$—
Operating lease obligations	84,556	10,810	28,788	14,759	30,199
Purchase obligations and commitments	1,573,044	1,573,044	—	—	—

Total	$1,664,799	$1,584,158	$35,683	$14,759	$30,199

Purchase obligations and commitments of $1.57 billion as of June 2, 2007, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as for capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.
The Company has commitments on account of capital expenditures of approximately $30.4 million included in the $1.57 billion above, primarily for manufacturing and IT, including service operations. The Company intends to fund current and future capital asset expenditure requirements from existing financial resources and cash flows.
The Company has not declared any cash dividends in the last three fiscal years.
Cash, cash equivalents, short-term investments and investments were $1.56 billion as at June 2, 2007. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
The Company has a $100 million Demand Credit Facility (“the Facility”) to support and secure operating and financing requirements. As at June 2, 2007, the Company has utilized $17.5 million of the Facility for outstanding Letters of Credit and $82.5 million of the Facility was unused. The Company has pledged specific investments as security for this Facility.
The Company has an additional $2.3 million Demand Credit Facility (“the Additional Facility”). The Additional Facility is used to support and secure other operating and financing requirements. As at June 2, 2007, the Company has utilized $1.5 million of the Additional Facility for outstanding Letters of Credit and $0.8 million of this facility was unused. The Company has pledged specific investments as security for this facility.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2008 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars, and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At June 2, 2007, approximately 11% of cash and cash equivalents, 33% of trade receivables and 12% of accounts payable and accrued liabilities are denominated in foreign currencies (June 3, 2006 — 8%, 32% and 18%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar, and Euro.
The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at June 2, 2007. As at June 2, 2007, the net unrealized gain on these forward contracts was approximately $29.0 million (June 3, 2006 — net unrealized gain of $27.1 million). Unrealized gains associated with these contracts were recorded in Other current assets and Accumulated other comprehensive income. Unrealized losses were recorded in Accrued liabilities and Accumulated other comprehensive income.
The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. As at June 2, 2007, a net unrealized gain of $0.7 million was recorded in respect of this amount (June 3, 2006 — net unrealized gain of $0.7 million). Unrealized gains associated with these contracts were recorded in Other current assets and Selling, marketing and administration. Unrealized losses were recorded in Accrued liabilities and Selling, marketing and administration.
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at June 2, 2007 is $1.8 million (June 3, 2006 — $1.7 million). While the Company sells to a variety of customers, three customers comprised 21%, 13% and 10% of trade receivables as at June 2, 2007 (March 3, 2007 — two customers comprised 23% and 13%). Additionally, three customers comprised 27%, 13%, and 10% of the Company’s first quarter sales (first quarter fiscal 2007 sales — four customers comprised 21%, 18%, 11% and 11%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company mitigates this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at June 2, 2007, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 40% (June 3, 2006 — 48%).
The Company is exposed to market and credit risk on its investment portfolio. The Company mitigates this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at June 2, 2007, no single issuer represented more than 10% of the total cash, cash equivalents and investments (June 3, 2006 — no single issuer represented more than 10% of the total cash, cash equivalents and investments).
Impact of Accounting Pronouncements Not Yet Implemented
Fair Value Measurements
In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007 and the Company will be required to adopt the standard in the first quarter of fiscal 2009. The Company is currently evaluating what impact, if any, SFAS 157 will have on its financial statements.
The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115
In February 2007, the FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of SFAS 115. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company has not determined whether it will elect to adopt the fair value measurement provisions of this statement, or what impact it will have on its consolidated financial statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 2, 2007
Disclosure Controls and Procedures and Internal Controls
Changes in Internal Controls Over Financial Reporting
During the three months ended June 2, 2007, no changes were made to the Company’s internal control over financial reporting policies, procedures and other processes that would have materially affected, or would be reasonably considered to materially affect, the Company’s internal controls over financial reporting.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands)(unaudited)
Consolidated Balance Sheets

	As at
	June 2,	March 3,
	2007	2007
Assets
Current
Cash and cash equivalents (note 4)	$712,244	$677,144
Short-term investments (note 4)	456,372	310,082
Trade receivables	718,357	572,637
Other receivables	57,560	40,174
Inventory (note 5)	258,655	255,907
Other current assets (note 14)	86,373	41,697
Deferred income tax asset (note 10)	51,825	21,624

	2,341,386	1,919,265
Investments (note 4)	394,138	425,652
Capital assets (note 6)	524,639	487,579
Intangible assets (note 7)	139,754	138,182
Goodwill (note 8)	109,932	109,932
Deferred income tax asset (note 10)	5,667	8,339

	$3,515,516	$3,088,949

Liabilities
Current
Accounts payable	$189,945	$130,270
Accrued liabilities	365,379	287,629
Income taxes payable (note 10)	106,801	99,958
Deferred revenue	34,353	28,447
Current portion of long-term debt	304	271

	696,782	546,575
Long-term debt	6,895	6,342
Deferred income tax liability (note 10)	43,962	52,532
Income taxes payable (note 10)	28,297	—

	775,936	605,449

Shareholders’ Equity
Capital stock (note 11)

Authorized — unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares Issued — 186,022,016 voting common shares (March 3, 2007 — 185,871,144)	2,104,068	2,099,696

Retained earnings	582,447	359,227
Paid-in capital (note 12)	42,158	36,093
Accumulated other comprehensive income (loss) (note 14)	10,907	(11,516)

	2,739,580	2,483,500

	$3,515,516	$3,088,949

Commitments and contingencies (notes 9 and 16) See notes to the consolidated financial statements. On behalf of the Board:

/s/ Jim Balsillie	/s/ Mike Lazaridis
Jim Balsillie	Mike Lazaridis
Director	Director

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statement of Shareholders’ Equity

				Accumulated
			Retained	Other
	Capital	Paid-In	Earnings	Comprehensive
	Stock	Capital	(Deficit)	Income (Loss)	Total
Balance as at March 3, 2007	$2,099,696	$36,093	$359,227	$(11,516)	$2,483,500

Comprehensive income (loss):
Net income	—	—	223,220	—	223,220
Net change in unrealized gains on investments available for sale	—	—	—	(1,756)	(1,756)
Net change in derivative fair value during the period	—	—	—	24,448	24,448
Amounts reclassified to earnings during the period	—	—	—	(269)	(269)

Shares issued:
Exercise of stock options	3,737	—	—	—	3,737
Transfers to capital stock resulting from stock option exercises	635	(635)	—	—	—
Share-based payment	—	5,300	—	—	5,300
Excess tax benefits from share-based compensation (note 12)	—	1,400	—	—	1,400

Balance as at June 2, 2007	$2,104,068	$42,158	$582,447	$10,907	$2,739,580

See notes to the consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands, except per share data)(unaudited)
Consolidated Statements of Operations

	For the Three Months Ended
	June 2,	June 3,
	2007	2006
		(Restated — note 3)
Revenue	$1,081,911	$613,116

Cost of sales	521,841	275,388

Gross margin	560,070	337,728

Expenses

Research and development	74,934	51,822
Selling, marketing and administration (note 15)	177,483	107,958
Amortization	23,795	16,071

	276,212	175,851

Income from operations	283,858	161,877

Investment income	16,447	12,051

Income before income taxes	300,305	173,928

Provision for income taxes (note 10)
Current	130,166	9,234
Deferred	(53,081)	35,850

	77,085	45,084

Net income	$223,220	$128,844

Earnings per share (note 13)

Basic	$1.20	$0.69

Diluted	$1.17	$0.67

See notes to the consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statements of Cash Flows

	For the Three Months Ended
	June 2,	June 3,
	2007	2006
		(Restated — note 3)
Cash flows from operating activities

Net income	$223,220	$128,844

Items not requiring an outlay of cash:

Amortization	37,716	26,809
Deferred income taxes	(48,795)	33,205
Income taxes payable	28,297	—
Share-based compensation (note 12)	5,300	4,984
Other	3,047	(913)
Net changes in working capital items (note 18)	(23,487)	(93,901)

Net cash provided by operating activities	225,298	99,028

Cash flows from financing activities
Issuance of share capital	3,737	10,320
Excess tax benefits from share-based compensation (note 12)	1,400	—
Repayment of long-term debt	(66)	(63)

Net cash provided by financing activities	5,071	10,257

Cash flows from investing activities
Acquisition of investments	(114,807)	(5,100)
Proceeds on sale or maturity of investments	25,321	17,880
Acquisition of capital assets	(66,753)	(44,065)
Acquisition of intangible assets	(9,739)	(22,091)
Business acquisitions (note 8)	—	(38,878)
Acquisition of short-term investments	(287,758)	(778)
Proceeds on sale and maturity of short-term investments	260,718	79,987

Net cash used in investing activities	(193,018)	(13,045)

Effect of foreign exchange (loss) gain on cash and cash equivalents	(2,251)	1,094

Net increase in cash and cash equivalents for the period	35,100	97,334
Cash and cash equivalents, beginning of period	677,144	459,540

Cash and cash equivalents, end of period	$712,244	$556,874

See notes to the consolidated financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
1.	BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended March 3, 2007, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended June 2, 2007 are not necessarily indicative of the results that may be expected for the full year ending March 1, 2008.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending March 1, 2008 and March 3, 2007 comprise 52 weeks.

2.	ACCOUNTING PRONOUNCEMENTS

(a)	Adoption of Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in tax positions subject to SFAS 109 Accounting for Income Taxes. FIN 48 provides a recognition threshold and a mechanism to measure and record tax positions taken, or expected to be taken during the filing of tax returns. The mechanism is a two-step process in which the tax position is evaluated for recognition on “a more likely than not” basis that it will be sustained upon examination. If step one is satisfied the position is then evaluated to determine the amount to be recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure and transition. The Company adopted FIN 48 in the first quarter of fiscal 2008 with the impact described in note 10 below.

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments. SFAS 155 amends SFAS 133 and among other things, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is in effect for fiscal years beginning after September 15, 2006. The Company adopted SFAS 155 in the first quarter of fiscal 2008 and it had no impact on the consolidated financial statements.

(b)	RECENTLY ISSUED PRONOUNCEMENTS

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007 and the Company will be required to adopt the standard in the first quarter of fiscal 2009. The Company is currently evaluating what impact, if any, SFAS 157 will have on its financial statements.

1

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115

In February 2007, the FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of SFAS 115. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company has not determined whether it will elect to adopt the fair value measurement provisions of this statement, or what impact it will have on its consolidated financial statements.

3.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

As discussed in greater detail under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2007 and Note 4 to the audited consolidated financial statements of the Company for the fiscal year ended March 3, 2007, the Company restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the “Restatement”), to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The Restatement did not result in a change in the Company’s previously reported revenues, total cash and cash equivalents or net cash provided from operating activities.

The Restatement is the result of a voluntary internal review (the “Review”) by the Company of its stock option granting practices, which was commenced under the direction of the Audit Committee of the Company’s Board of Directors, at the initiative of Dennis Kavelman, the Company’s former Chief Financial Officer (now the Company’s Chief Operating Officer — Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the “Special Committee”). The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. The Special Committee also reviewed stock based awards granted prior to the adoption of the Stock Option Plan.

The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, which also resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan,

2

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules.

Each of the SEC, the OSC and the office of the United States Attorney for the Southern District of New York (the “USAO”) has commenced investigations in connection with the Company’s stock option granting practices. The Company intends to continue to cooperate with each of these agencies.

The following tables set forth the effects of the Restatement on the Company’s consolidated statements of operations for the three months ended June 3, 2006, and the effect on the Company’s net cash provided by operating activities within the consolidated statements of cash flows for the same period. Cash flows from financing and investing activities were not affected by the Restatement.

Consolidated Statements of Operations

	For the three months ended June 3, 2006
	As Previously	Restatement
	reported	Adjustments	As Restated

Revenue	$613,116	$—	$613,116
Cost of sales	275,269	119	275,388

Gross margin	337,847	(119)	337,728

Expenses

Research and development	51,518	304	51,822
Selling, marketing and administration	107,255	703	107,958
Amortization	16,071	—	16,071

	174,844	1,007	175,851

Income from operations	163,003	(1,126)	161,877

Investment income	12,051	—	12,051

Income before income taxes	175,054	(1,126)	173,928

Provision for income taxes
Current	11,255	(2,021)	9,234
Deferred	34,026	1,824	35,850

	45,281	(197)	45,084

Net income	$129,773	$(929)	$128,844

Earnings per share
Basic	$0.70	$(0.01)	$0.69

Diluted	$0.68	$(0.01)	$0.67

3

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Cash flows from operating activities

	Three months ended June 3, 2006
	As Previously	Restatement
	Reported	Adjustments	As Restated

Net income	$129,773	$(929)	$128,844

Items not requiring an outlay of cash:

Amortization	26,809	—	26,809
Deferred income taxes	31,430	1,775	33,205
Share-based compensation	4,520	464	4,984
Other	(913)	—	(913)
Net changes in working capital items	(92,591)	(1,310)	(93,901)

	$99,028	$—	$99,028

4.	CASH, CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND INVESTMENTS

Cash consists of demand deposits held at various financial institutions. Cash equivalents are highly liquid investments with maturities of three months or less at the date of acquisition. Short-term investments consist of liquid investments with remaining maturities of less than one year. Investments with maturities in excess of one year are classified as non-current investments.

All cash equivalents and investments are categorized as available-for-sale and are carried at fair value with gains and losses recorded through other comprehensive income. In the event of a decline in value, which is other than temporary, the cash equivalents and investments are written down to estimated realizable value by a charge to earnings.

5.	INVENTORY

Inventory is comprised as follows:

	June 2,	March 3,
	2007	2007

Raw materials	$119,789	$121,439
Work in process	142,768	141,938
Finished goods	10,708	8,413
Provision for excess and obsolete inventory	(14,610)	(15,883)

	$258,655	$255,907

6.	CAPITAL ASSETS

Capital assets are comprised of the following:

4

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	June 2, 2007
		Accumulated	Net book
	Cost	amortization	value

Land	$39,809	$—	$39,809
Buildings, leaseholds and other	235,742	33,392	202,350
BlackBerry operations and other information technology	334,757	174,228	160,529
Manufacturing equipment	129,060	73,744	55,316
Furniture and fixtures	113,983	47,348	66,635

	$853,351	$328,712	$524,639

	March 3, 2007
		Accumulated	Net book
	Cost	amortization	value

Land	$39,509	$—	$39,509
Buildings, leaseholds and other	217,941	29,560	188,381
BlackBerry operations and other information technology	304,778	159,739	145,039
Manufacturing equipment	117,958	66,553	51,405
Furniture and fixtures	106,592	43,347	63,245

	$786,778	$299,199	$487,579

7.	INTANGIBLE ASSETS

Intangible assets comprise the following:

	June 2, 2007
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$58,639	$22,023	$36,616
Licenses	90,811	71,838	18,973
Patents	97,370	13,205	84,165

	$246,820	$107,066	$139,754

5

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	March 3, 2007
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$58,639	$19,183	$39,456
Licenses	90,811	68,177	22,634
Patents	87,630	11,538	76,092

	$237,080	$98,898	$138,182

8.	BUSINESS ACQUISITIONS

During the first quarter of fiscal 2007, the Company purchased 100% of the common shares of Ascendent Systems Inc. (“Ascendent”). The transaction closed on March 9, 2006. Ascendent specializes in enterprise solutions to simplify voice mobility implementations and allows the Company to further extend and enhance the use of wireless communications by offering a voice mobility solution that helps customers align their mobile voice and data strategies. The operating results of Ascendent were not material to the Company’s operating results in the first quarter of fiscal 2007.

In the acquisition noted above, the consideration paid by the Company was cash and the results of the acquirees’ operations have been included in the consolidated financial statements commencing from the closing date to June 3, 2006 as well as subsequent reporting periods.

The following table summarizes the fiscal 2007 fair value allocations of the purchase price of the assets acquired and liabilities assumed at the date of acquisition along with prior year’s acquisition allocations:

	For the three months ended
	June 2,	June 3,
	2007	2006

Assets purchased

Current assets	$—	$404
Capital assets	—	375
Deferred income tax asset	—	4,806
Acquired technology	—	7,578
Goodwill	—	31,207

	—	44,370

Liabilities assumed	—	5,492

Net non-cash assets acquired	—	38,878

Cash acquired	—	122

Net assets acquired	$—	$39,000

6

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The purchase price allocation for the 2007 acquisition was finalized in the fourth quarter of fiscal 2007. The acquisition was accounted for using the purchase method whereby identifiable assets acquired and liabilities assumed were recorded at their estimated fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology, and is amortized over periods ranging from two to five years.

9.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.

The change in the Company’s warranty expense and actual warranty experience for the three months ended June 2, 2007 as well as the accrued warranty obligations as at June 2, 2007 are set forth in the following table:

Accrued warranty obligations as at March 3, 2007	$36,669

Warranty costs incurred for the three months ended June 2, 2007	(14,473)
Warranty provision for the three months ended June 2, 2007	21,808

Accrued warranty obligations as at June 2, 2007	$44,004

10.	INCOME TAXES

For the first three months of fiscal 2008, the Company’s net income tax expense was $77.1 million or a net effective income tax rate of 25.7% compared to a net income tax expense of $45.1 million or a net effective income tax rate of 25.9% in the first three months of fiscal 2007.

The Company has not recorded a valuation allowance against its deferred income tax assets (June 3, 2006 — $nil).

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

The Company adopted the provisions of FIN 48 Accounting for Uncertainty in Income Taxes on March 4, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold of more likely than not to be sustained upon examination.

The cumulative effect of the application of FIN 48 as at March 4, 2007 resulted in the Company reclassifying $25.9 million from current taxes payable to non-current taxes payable for uncertain tax positions not expected to be resolved within one year. There was no cumulative effect adjustment to the Company’s March 4, 2007 opening retained earnings.

7

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The Company’s total unrecognized tax benefits as at March 4, 2007 and June 2, 2007 were $152.7 million and $157.6 million respectively. The increase in unrecognized tax benefits is primarily due to the appreciation of the Canadian dollar versus the U.S. dollar. The Company’s total unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate and were $152.7 and $157.6 million as at March 4, 2007 and June 2, 2007 respectively.

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction
Canada (1)	Fiscal 2001 — 2007
United States (1)	Fiscal 2003 — 2007
United Kingdom	Fiscal 2002 — 2007

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.

The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes.

Specifically, the Canada Revenue Agency (“CRA”) is currently examining the Company’s fiscal 2001-2005 Canadian corporate tax filings. The Company expects the CRA to conclude its examination in fiscal 2008 or fiscal 2009. The CRA has also given the Company notice that they will begin examining the Company’s fiscal 2006 and Fiscal 2007 Canadian corporate tax filings in fiscal 2008.

The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

The Company recognizes interest and penalties related to unrecognized tax benefits as interest expense that is netted and reported within Investment income. The amount of interest and penalties accrued upon adoption of FIN 48 and at June 2, 2007 is not material.
11.	CAPITAL STOCK

	Shares
	Outstanding	Amount

	(000’s)
Common shares outstanding as at March 3, 2007	185,871	$2,099,696

Exercise of stock options	151	3,737
Transfers to capital stock resulting from stock option exercises	—	635

Common shares outstanding as at June 2, 2007	186,022	$2,104,068

During the first quarter of fiscal 2008, there were 150,872 stock options exercised.

8

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The Company had 186.0 million voting common shares outstanding, 6.3 million stock options to purchase voting common shares outstanding and no restricted share units outstanding as at June 28, 2007.

12.	SHARE-BASED PAYMENT

Stock Option Plan

The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries.

Effective in fiscal 2007, the Company adopted SFAS 123(R) to record stock compensation expense, using the modified prospective transition (“MPT”) method. Under the MPT method, there is no restatement of prior periods. The adoption of SFAS 123(R) has resulted in a charge to earnings of $5.3 million in the first three months of fiscal 2008 ($4.9 million — first three months of fiscal 2007).

In accordance with SFAS 123(R), beginning in fiscal 2007, the Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.

Options granted under the plan generally vest over a period of five years and are generally exercisable over a period of seven years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 3.9 million stock options vested and not exercised as at June 2, 2007. There are 5.0 million stock options available for future grants under the stock option plan.

A summary of option activity since March 3, 2007 is shown below. As a result of the Company’s review of its historical option granting practice (as more fully discussed in Note 3), certain outstanding stock options will be repriced to reflect a higher exercise price as certain employees agree to have their options repriced. Some of the options have been repriced as of June 2, 2007 and this has been reflected in the tables below. Where subject options have not yet been repriced, the per option information contained in the disclosure below relates to the historical prices for these stock options. As the repricing of the options will make the options less valuable, there will be no accounting expense related to the repricing event.

9

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	Options Outstanding
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise Price	Contractual	Instrinsic
	(in 000’s)	per share	Life in Years	Value

Balance as at March 3, 2007	6,387	$32.67

Granted during the period	131	134.32
Exercised during the period	(151)	18.52
Forfeited/cancelled/expired during the period	(24)	81.99

Balance as at June 2, 2007	6,343	$34.89	3.15	$825,778

Vested and expected to vest at June 2, 2007	6,126	$33.97	3.10	$803,126

Exercisable at June 2, 2007	3,907	$18.78	2.26	$571,503

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common stock on June 2, 2007 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on June 2, 2007. The intrinsic value of stock options exercised during the first three months of fiscal 2008, calculated using the average market price during the period, was approximately $123 per share.

10

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
A summary of unvested stock options since March 3, 2007 is shown below:

	Options Outstanding
		Weighted-
	Number	average grant
	(in 000’s)	date fair value

Balance as at March 3, 2007	3,043	$24.09

Granted during the period	131	53.39
Vested during the period	(714)	13.03
Forfeited during the period	(24)	16.34

Balance as at June 2, 2007	2,436	$28.98

As of June 2, 2007, there was $48.2 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.0 years. The total fair value of stock options vested during the three months ended June 2, 2007 was $9.3 million.
Cash received from stock option exercises for the three months ended June 2, 2007 was $3.7 million (June 3, 2006 — $10.3 million).
The weighted average fair value of stock options granted during the quarter was calculated using the BSM option-pricing model with the following assumptions:

	For the three months ended
	June 2,	June 3,
	2007	2006

Weighted average Black-Scholes value of each stock option	$53.39	$36.45

Assumptions:
Risk free interest rates	4.6%	5.0%
Expected life in years	4.4	4.4
Expected dividend yield	0%	0%
Volatility	41%	55%
The Company has not paid a dividend in the previous ten fiscal years and has no current expectation of paying cash dividends on its common stock. The risk-free interest rates utilized during the life of the stock options are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common stock at the date of grant based on a combination of the implied volatility of publicly traded options on its common stock, and historical volatility, as the Company believes that this is a better indicator of expected volatility going forward. The expected life of stock options granted under the plan is based on historical exercise patterns, which the Company believes are representative of future exercise patterns.

11

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
      Restricted Share Unit Plan (the “RSU Plan”)
At the Company’s 2005 Annual General Meeting on July 18, 2005, shareholders approved the establishment of the RSU Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. The RSU Plan received regulatory approval in August 2005.
RSUs are redeemed for either common shares issued from treasury, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense will be recognized upon issuance of RSUs over the vesting period. The Company recorded no compensation expense with respect to RSUs in the first quarter of fiscal 2008 (first quarter of fiscal 2007 — $120).
The Company did not issue any RSUs in the three month period ended June 2, 2007 and there were no RSUs outstanding as at June 2, 2007 (March 3, 2007 — nil).
13.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the three months ended
	June 2,	June 3,
	2007	2006
		(Restated — note 3)

Net income for basic and diluted earnings per share available to commons stockholders	$223,220	$128,844

Weighted-average number of shares outstanding (000’s) — basic	185,951	186,282

Effect of dilutive securities:

Employee stock options (000’s)	4,403	5,744

Weighted-average number of shares and assumed conversions (000’s) — diluted	190,354	192,026

Earnings per share — reported
Basic	$1.20	$0.69
Diluted	$1.17	$0.67

12

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
14.	COMPREHENSIVE INCOME

The components of comprehensive income are shown in the following tables:

	For the three months ended
	June 2,	June 3,
	2007	2006
		(Restated — note 3)

Net income	$223,220	$128,844
Net change in unrealized gains (losses) on available-for-sale investments	(1,756)	1,089
Net change in derivative fair value during the period, net of income tax expense of $12,837 (June 3, 2006 — income tax expense $2,408)	24,448	4,546
Amounts reclassified to earnings during the period, net of income tax expense of $141 (June 3, 2006 — income tax expense of $1,619)	(269)	(3,056)

Comprehensive income	$245,643	$131,423

The components of accumulated other comprehensive gain/(loss) are as follows:

	As at
	June 2,	March 3,
	2007	2007

Accumulated net unrealized losses on available-for-sale investments	$(8,150)	$(6,394)
Accumulated net unrealized gains (losses) on derivative instruments	19,057	(5,122)

Total accumulated other comprehensive gain/(loss)	$10,907	$(11,516)

The fair value of derivative instruments of $29.7 million (March 3, 2007 — ($7.3) million) is included in Other current assets ($30.7 million; March 3, 2007 — $5.1 million) and Accrued Liabilities ($1.0 million; March 3, 2007 — $12.4 million) on the Consolidated Balance Sheet.
15.	FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the first three months of fiscal 2008 includes $2.3 million with respect to a foreign exchange loss (fiscal 2007 — foreign exchange loss of $2.1 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.

13

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
16. COMMITMENTS AND CONTINGENCIES
(a) Credit Facility
The Company has a $100 million Demand Credit Facility (“the Facility”) to support and secure operating and financing requirements. As at June 2, 2007, the Company has utilized $17.5 million of the Facility for outstanding Letters of Credit and $82.5 million of the Facility was unused. The Company has pledged specific investments as security for this Facility.
The Company has an additional $2.3 million Demand Credit Facility (“the Additional Facility”). The Additional Facility is used to support and secure other operating and financing requirements. As at June 2, 2007, the Company has utilized $1.5 million of the Additional Facility for outstanding Letters of Credit and $0.8 million of this facility was unused. The Company has pledged specific investments as security for this facility.
(b) Litigation
Research In Motion Limited and Research In Motion Corporation v. Eatoni Ergonomics, Inc., Civil Case No. 05 CV 0851-K, United States District Court for the Northern District of Texas (“the Litigation”). On April 28, 2005, the Company filed a declaratory judgment action against Eatoni Ergonomics, Inc. (“Eatoni”) seeking judgment of non-infringement and invalidity of Eatoni’s United States Patent No. 6,885,317 (“the ‘317 patent”), titled “Touch-typable Devices Based On Ambiguous Codes And Methods to Design Such Devices.” Eatoni asserted a counterclaim of infringement of the ‘317 patent. The Company and Eatoni mediated and executed a Settlement Agreement on September 26, 2005. On March 29, 2007, in a final, non-appealable, confidential Arbitration Award, the Arbitrator upheld the enforceability of the Settlement Agreement, finding that it requires dismissal of the Litigation. On June 7, 2007 RIM and Eatoni filed a stipulation of dismissal in the Northern District Court of Texas dismissing with prejudice all claims that each party had brought in the suit. In the settlement, the Company was granted a license for the ‘317 patent. Also, as part of the Settlement, the Company is also involved in discussions with Eatoni directed toward a joint development project.
By letter dated February 16, 2004, T-Mobile Deutschland GmbH (“TMO-DG”) and T-Mobile International AG (collectively, “TMO”) served RIM’s wholly-owned UK subsidiary, Research In Motion UK Limited (“RIM-UK”), with a third party notice in relation to litigation in Germany (the “Neomax Litigation”) in which the plaintiff, Neomax Co., Ltd. (“Neomax”), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones. On February 16, 2006, a partial judgment was issued by the Court of Appeals in Düsseldorf which rejected Neomax’s damage claim based upon negligent patent infringement and ordered the scheduling of further evidentiary proceedings. On April 3, 2006, Neomax filed an appeal before the German Federal Supreme Court for Civil Matters (BGH) seeking to overturn the partial judgment by the Court of Appeals in Düsseldorf. On March 26, 2007, the German Federal Patent Court delivered a judgment invalidating certain claims of the subject patent. As a result, the appellate courts have been asked to stay the outstanding appeals pending the decision of the German Federal Patent Court becoming final and binding. It is not anticipated that the appellate courts will rule on the merits of any of the appeals until the fourth quarter of fiscal 2008. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at June 2, 2007.

14

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
By letter dated February 3, 2005 (the “Letter”), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Düsseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the “Litigation”) for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. The Company also filed an invalidity action in the patent court in Munich Germany. On January 27, 2006, the Munich court declared the B1 Patent invalid. Inpro has appealed the Munich court’s decision and an appeal will not be heard until some time in 2008. On March 21, 2006, the Düsseldorf court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at June 2, 2007.
On May 1, 2006, Visto Corporation (“Visto”) filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the “Marshall District Court”), against the Company alleging infringement of four patents (United States Patent No. 6,023,708, 6,085,192, 6,151,606 and 6,708,221) and seeking an injunction and monetary damages. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) (the “Dallas District Court”) alleging that the Visto 6,085,192, 6,151,606, and 6,708,221 patents are invalid and/or not infringed. RIM filed an amended declaratory judgment complaint in the Dallas District Court on May 12, 2006 adding complaints of infringement against Visto for infringement of United States Patent No. 6,389,457 and 6,219,694, which are owned by RIM. Visto responded to RIM’s amended complaint on July 5, 2006 by filing a declaratory judgment claims in the Dallas District Court that the RIM 6,389,457 and 6,219,694 patents are invalid and/or not infringed. On June 16, 2006, RIM filed a declaratory judgment complaint against Visto in the Dallas District Court alleging that Patent No. 7,039,679 is invalid and/or not infringed The declaratory judgment filed by RIM in the Dallas District Court against Visto’s United States Patents No. 6,085,192, 6,151,606 and 6,708,221 has been dismissed. This will proceed as part of the Visto suit in the Eastern District of Texas. The RIM complaint filed in the Dallas District Court against Visto for infringement of RIM’s United States Patent No. 6,389,457 and 6,219,694 was consolidated with the declaratory judgment action filed by RIM against Visto’s patent No. 7,039,679 into one case. RIM’s complaint filed against Visto for infringement of RIM’s United States Patent No. 6,389,457 and 6,219,694 (consolidated with the declaratory judgment filed by RIM against Visto patent No, 7,039,679) was dismissed to allow RIM to refile those complaints in the Marshall District Court. RIM’s motion to amend its response to add an infringement claim under the RIM ‘457 and ‘694 patents, along with a declaratory judgement complaint against Visto patent 7,039,679, to the Marshall District Court action was granted on March 6, 2007. RIM’s motion to transfer Visto’s declaratory judgment counterclaims filed on July 5, 2006 (against the RIM Patents, US 6,389,457 and 6,219,694) from the Northern District of Texas Court to the Eastern District of Texas Court was granted on May, 17, 2007. All of RIM’s and Visto’s claims and counterclaims filed in the Northern District of Texas will now be heard in the Eastern District of Texas case. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at June 2, 2007.
On July 5, 2006, RIM commenced an action in the Federal Court of Canada against Visto for infringement of RIM’s Canadian Patent No. 2,245,157; 2,356,073 and 2,356,046. Proceedings are currently pending. On June 1, 2007, RIM commenced an action in the Ontario Superior Court of Justice against Visto Corporation and two of its executive officers. The action seeks damages for conspiracy, for false and misleading statements in contravention of the Competition Act, for contravention of the Trade-marks Act, for injurious falsehood and for unlawful interference with RIM’s economic relations. Proceedings are currently pending.
On October 30, 2006, RIM commenced an action against Visto in the High Court of Justice (Chancery Division, Patents Court) in London, England. The action sought a declaration that Visto’s U.K. patent [EP (UK) 0,996,905] is invalid and should be revoked. On December 5, 2006, RIM requested that the court decide that RIM’s actions

15

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
in the U.K. do not infringe the same patent. RIM sent to Visto a non-confidential Product and Process Description (PPD) providing a technical description of RIM’s products offered in the UK. On February 2, 2007, Visto acknowledged that RIM’s products described in the non-confidential PPD do not infringe Visto’s U.K. patent [EP (UK) 0,996,905]. However, on February 2, 2007, Visto also filed a defence and counterclaim alleging that another RIM product allegedly not in the non-confidential PPD, the Mail Connector product, does infringe Visto’s U.K. patent [EP (UK) 0,996,905]. Visto also alleged that the action filed by RIM in Italy (see below) was filed in bad faith or with gross negligence and that filing the proceedings in Italy amounts to the tort of abuse of process. Visto further has asked the Court to order revocation of RIM’s U.K. patents [EP (UK) 1 096 727] and [EP (UK) 1 126 662]. RIM presented a jurisdictional challenge to Visto’s abuse of process claims related to RIM’s filing of the action in Italy on the basis that the UK Court did not have jurisdiction to hear those claims. A hearing was held on April 3, 2007. The UK Court denied Visto jurisdiction in the UK for the abuse of process claims. Visto has appealed the Court’s decision on RIM’s jurisdictional challenge. On April 13, 2007, in view of the fact that Visto acknowledged that RIM’s products described in the PPD do not infringe the Visto UK patent, RIM served a notice of discontinuance that it was withdrawing its request that the Court decide that the RIM products described in the PPD do not infringe the Visto UK patent. Proceedings are currently pending.
On December 27, 2006, RIM commenced an action in Italy in the Court of Milan, Specialized Division in Industrial and Intellectual Property. RIM is requesting that the court declare the Italian portion of Visto’s patent No. EP0996905 invalid and declare that RIM’s activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP0996905. On May 28, 2007 Visto filed a request with the Court of Milan that the Court hold a hearing on the issue of whether the Court has jurisdiction to decide that RIM’s activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP 0996905. Proceedings are currently pending.
On May 31, 2006, RIM filed a declaratory judgment action in the United States Court for the Northern District of Texas, Dallas Division, against DataQuill BVI, Ltd. in which RIM seeks a ruling that the United States Patent 6,058,304 is invalid and not infringed by RIM products. On August 15, 2006, DataQuill filed a motion to dismiss to which RIM filed a response on September 15, 2006. On March 27, 2007, the U.S. District Court for the Northern District of Texas issued an order denying DataQuill’s Motion to Dismiss. On April 13, 2007, RIM filed an amended complaint which added a declaratory judgment counterclaim to the suit seeking a ruling that DataQuill’s continuation patent of the 304 patent, United States Patent 7,139,591 (the “591 Patent”) is invalid and not infringed by RIM products. On April 24, 2007, DataQuill filed its answer to RIM’s declaratory judgment complaint. DataQuill counterclaimed for infringement of the 304 and 591 patents and is seeking an injunction and monetary damages. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at June 2, 2007.
On July 26, 2006, Williams Wireless Technologies filed a complaint against RIM Corporation and five other defendants in the United States District Court for the Eastern District of Texas, Sherman Division, alleging infringement of United States Patent No. 4,809,297 (the ‘297 patent). Williams Wireless sought an unspecified amount of damages for past infringement of the ‘297 patent. The ‘297 patent expired on February 28, 2006. RIM responded to the complaint in October 2006 that the patent was invalid and not infringed. A settlement was reached between RIM and William Wireless Technologies on June 12, 2007. In the settlement, the parties both agreed to dismiss all claims brought against each other with prejudice and RIM received a full release and covenant not to assert from Williams Wireless that covers RIM and its customers.
On June 6, 2007 Minerva Industries (“Minerva”) filed a complaint in the United States District Court for the Eastern District (“ED”) of Texas, Marshall Division, against the Company alleging infringement of United States Patent No. 6,681,120 and seeking an injunction and monetary damages. At this time, the likelihood of damages

16

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at June 2, 2007.
On January 24, 2007, RIM was served with a Notice of Application that was filed with the Ontario Superior Court of Justice — Commercial List by a pension fund that alleges it was a shareholder, seeking various orders against the Company and named directors. On April 27, 2007, RIM was served with a Fresh As Amended Notice of Application (the “Amended Notice of Application”) by the shareholder. The Amended Notice of Application seeks an order for a declaration that various actions of the Company and the named directors were oppressive or unfairly prejudicial to, or unfairly disregards the interests of the pension fund. In addition, the pension fund seeks various orders that would restrict the members of the Company’s Audit Committee and that would add one or more new members to the Board of Directors, and establish a special committee to do an investigation of the Company’s option granting practices. The pension fund seeks, in the alternative, various orders relating to the investigation of RIM’s option granting practices and orders that would affect the Company’s Compensation Committee. Last, the pension fund seeks an order granting it leave to commence a derivative action in the name and on behalf of the Company relating to RIM’s option granting practices, seeking damages and ancillary relief against certain of RIM’s directors. RIM and the other defendants have served notices of motion to strike the claim in whole or in part, and have served a notice of motion to strike summonses to witness issued by the pension fund for the motion to strike the claim. Both motions are pending but no date has been selected for the hearing of either of the motions. No material damages against the Company are sought, but rather, the shareholder principally seeks declaratory relief and certain other mandatory orders. At this time, it is not possible to determine the likelihood that the shareholder will be successful in obtaining any relief under the oppression remedy. In addition, at this time, it is not possible to determine whether leave to commence the derivative action will be granted, or if leave is granted, the likelihood of damages or recoveries being awarded to the Company. Accordingly, no amount has been recorded in these consolidated financial statements as at June 2, 2007.
From time to time, the Company is involved in other claims in the normal course of business. Additional lawsuits, including purported class actions and derivative actions, may be filed based upon allegations substantially similar to those described in the Amended Notice of Application or otherwise relating to the Company’s historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
17. SEGMENT DISCLOSURES
The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

17

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
     Selected financial information is as follows:

	For the three months ended
	June 2,	June 3,
	2007	2006

Revenue
Canada	$66,640	$43,823
United States	607,841	384,570
Other	407,430	184,723

	$1,081,911	$613,116

Revenue

Canada	6.2%	7.1%
United States	56.1%	62.8%
Other	37.7%	30.1%

	100.0%	100.0%

	For the three months ended
	June 2,	June 3,
	2007	2006

Revenue mix
Devices	$824,053	$432,947
Service	173,585	117,088
Software	54,467	42,539
Other	29,806	20,542

	$1,081,911	$613,116

	As at
	June 2,	March 3,
	2007	2007

Capital assets, intangible assets and goodwill
Canada	$685,610	$645,562
United States	49,563	50,321
Other	39,152	39,810

	$774,325	$735,693

Total assets

Canada	$1,178,385	$948,671
United States	1,186,120	983,491
Other	1,151,011	1,156,787

	$3,515,516	$3,088,949

18

Research In Motion Limited
Notes to the Consolidated Financial Statements
For the Three Month Periods Ended June 2, 2007 and June 3, 2006
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
18. CASH FLOW INFORMATION
Net changes in working capital items:

	For the three months ended
	June 2,	June 3,
	2007	2006

Trade receivables	$(145,720)	$(78,279)
Other receivables	(17,386)	217
Inventory	(2,748)	232
Other current assets	(6,821)	(5,541)
Accounts payable	59,675	(4,002)
Accrued liabilities	76,764	836
Income taxes payable	6,843	(6,155)
Deferred revenue	5,906	(1,209)

	$(23,487)	$(93,901)

19. COMPARATIVE FIGURES
Certain of the comparative figures have been reclassified to conform to the current year presentation.
20. SUBSEQUENT EVENT
On June 28, 2007, the Company announced that its Board of Directors approved a three-for-one stock split of the Company’s outstanding common shares. The stock split will be implemented by way of a stock dividend. Shareholders will receive two common shares of the Company for each common share held. The stock dividend will be payable on August 20, 2007 to common shareholders of record at the close of business on August 17, 2007. The total number of common shares outstanding as at June 28, 2007 was 186 million. Adjusting for the stock split, the total number of common shares outstanding will be 558 million.

19

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, JAMES BALSILLIE, Co-Chief Executive Officer of Research In Motion Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Research In Motion Limited (the “Issuer”) for the interim period ending June 2, 2007;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;
4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and
5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.
DATED:  July 10, 2007

/s/ James Balsillie
JAMES BALSILLIE
Co-Chief Executive Officer

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, MICHAEL LAZARIDIS, Co-Chief Executive Officer of Research In Motion Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Research In Motion Limited (the “Issuer”) for the interim period ending June 2, 2007;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;
4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and
5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.
DATED:  July 10, 2007

/s/ Michael Lazaridis
MICHAEL LAZARIDIS
Co-Chief Executive Officer

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, BRIAN BIDULKA, Chief Accounting Officer of Research In Motion Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Research In Motion Limited (the “Issuer”) for the interim period ending June 2, 2007;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;
4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and
5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.
DATED:  July 10, 2007

/s/ Brian Bidulka
BRIAN BIDULKA
Chief Accounting Officer

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date: July 10, 2007	By:	/s/ Brian Bidulka
		Name:	Brian Bidulka
		Title:	Chief Accounting Officer